

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 17, 2008

Mr. John Ballard
Longwei Petroleum Investment Holding Ltd.
30 Guanghau Avenue, Wan Bailin District
Taiyuan City, Shanxi Province, Shanxi, China 030024

   RE: Longwei Petroleum Investment Holding Ltd.
      Registration Statement on Form S-1/A5
      Filed May 27, 2008
      File No. 333-146921

Dear Mr. Ballard :

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Consolidated Financial Data, page 19

1. We note that the earnings per share for the third quarter of 2007 is disclosed as $.03 and is inconsistent with the amount disclosed in the unaudited financial statements on page 65. Please ensure that this information is accurately and consistently disclosed throughout your filing.

Management's Discussion and Analysis of Financial Condition and Results of
   Operations, page 21

Revenue, page 23

2.   We note your response to prior comment three of our letter dated May 9, 2008
        and your revised disclosure which indicates that the diesel sales decreased due to
        diversion of truck traffic. However, we note that sales of gasoline to customers
        that drive cars increased substantially during the related timeframe. Please clarify
        how the diversion of traffic only impacted your stations selling diesel fuel to
        trucks. In this manner, please tell us if there are stations that limit sales to truck
        drivers who purchase diesel and other stations that limit sales to those purchase
        gasoline for automobiles.

3.   We note your response to prior comment six of our letter dated May 9, 2008 and
        your revised disclosure which indicates the foreign currency impact to revenue
        for the year ended June 30, 2007. Please discuss the foreign currency impacts
        whenever material. In this manner, we note that your revenue increased by $60.4
        million for the nine months ended March 31, 2008 but you have not disclosed that
        $8.6 million of the variance relates to favorable foreign currency exchange rates.
        Finally, please disclose the volume of each of your products sold for each period
        presented and provide a robust discussion of any related variances.

4.   You indicate that revenue for the quarter ending March 31, 2008 increased by
        $17,451,279 (or 116%) versus March 31, 2007. However, your discussion
        accounts for $9,266,878 of that increase – the timing of the sales to your two
        major customers, the increase in agency fees and the increase in revenues from
        the gas station you own.   Revise to clearly identify all of the causes for the
        increase. In this regard, you cite, but do not quantify, the increase in gas station
        accounts.

Components of Revenue, page 24

Cost of Good Sold, page 25

5.   Please clarify why you did not provide separated tables depicting the different
        components of revenue and cost of goods sold for the three months ending March
        31, 2008 and March 31, 2007.

Gross Profit Margin, page 26

6.   We note your response to prior comment four of our letter dated May 9, 2008.
        With respect to your revised disclosure on gross margins, we note that you have
        provided the average cost of gasoline for the year ended June 30, 2007 as well as
        June 30, 2006. In this manner, your average cost increased and your margins

decreased when comparing the two periods. Please tell us and disclose the average price paid for diesel fuel, gasoline, fuel oil, and kerosene for each period presented. In doing so, please discuss the timing of your ability to increase your selling prices when the average price you pay for fuel is increasing and clarify why your margins vary from period to period.

7.   We note that your gross profit for the year ended June 30, 2007 compared to June 30, 2006 decreased due to declines in agency fees as some of your previous customers received licenses to purchase directly from refineries.   Please clarify how your gross profit for the nine months ended March 31, 2008 was impacted by the increase in agency fees during this timeframe.

Liquidity and Capital Resources, page 30

8.   We note your disclosure describing the change in cash and cash equivalents from March 31, 2007 to March 31, 2008. Please revise to clarify the period in which your inventory storage changed. If true, please clarify that you used cash to purchase inventory and increase advances to suppliers.

Quantitative and Qualitative Disclosure About Market Risk, page 35

Commodity Risk, page 35

9.   We note your response to prior comment nine of our letter dated May 9, 2008 which discusses the role of the Chinese government in the marketplace. Please update your disclosure to indicate, if true, that;

- the Chinese government places limits of 40% on your gross profit and specify if such limit relates to your consolidated gross profit or by product or some other measure;

- the uncertainty related to the Chinese government's ability and or willingness to subsidize company operations in a declining market; and

- the risks associate with maintaining large quantities of inventory and amounts of advances to suppliers which has the effect of locking in prices you pay for fuel well in advance of the time you deliver commodities and establish customer pricing.

Unaudited Parent-Only Financial Statements, page 57

Plan of Operations, page 62

10.   We note your response to prior comment 12 of our letter dated May 9 and your
        disclosure on page 62 which indicates that there are limitations on transfer of
        funds to the parent company from the operating company. Please specify the
        nature of these limitations. We further note your disclosure on page 62 that the
        parent company has a certain ability to pay U.S. costs. Please clarify the meaning
        of this disclosure and specify which U.S. costs you refer to in this disclosure.
        Finally, we note your disclosure that there is uncertainty regarding the payment of
        dividends, loans, and/or advances to the subsidiaries. Please clarify the nature of
        this uncertainty and specify which company would be paying dividends to the
        subsidiaries.

11.   Please clarify why you have not included footnote disclosure of the restrictions on
        your subsidiaries to transfer funds in the form or cash dividends, loans, or
        advances in the notes to the audited financial statements of your parent company
        beginning on page 89. Further, disclose in your discussion of liquidity on page 30,
        the nature and extent of the restrictions and the impact they have had or are
        expected to have on the ability of the parent company to meets its cash
        obligations.

Note 13. Segment Information, page 111

12.   We note your response to prior comment nine of our letter dated May 9 which
        indicates you own and operate a gas station. Please tell us whether or not your
        retail gas station represents a separate operating segment as defined in paragraph
        10 of SFAS 131. If you do not believe this business represents a separate
        operating segment, please tell us in detail why not. If you believe this business
        represents a separate operating segment and meets the criteria discussed in
        paragraph 17 of SFAS 131 for aggregation into your product sales segment,
        provide us with the analysis you performed in reaching this conclusion. If after
        reassessing the criteria in SFAS 131, you believe that your retail gas station
        represents a separate reportable segment, please update your financial statements
        and related disclosures accordingly.

Form 10-QSB/A for the Quarter Ended March 31, 2008

Item 3. Controls and Procedures, page 31

13.   We note your disclosure on page 20 which indicates you restated your statements of cash flows for all periods presented due to material errors. Please discuss each restatement under this section, the cause of the restatement , and whether you changed your controls and procedures as a result of the restatement.   Please refer to Items 307 and 308 of Regulation S-K.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Michael E. Karney at (202) 551-3847 or, in his absence, me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Schwall
        J. Davis
        J. Cannarella
        M. Karney

        via facsimile
        John Ballard 303-979-7879